EXHIBIT 23.1

Consent of Independent Accountants

     We consent to the reference to our firm under the caption “Experts” in the Pre-effective Amendment No. 1 to the Registration Statement (Form F-3) and related prospectus of AngloGold Limited (the “Company”) and AngloGold International Holdings S.A. (the “Subsidiary”) for the registration by the Company of its ordinary shares, debt securities, and warrants and rights to purchase ordinary shares, and by the Subsidiary of its debt securities, and to the incorporation by reference therein of our report dated February 25, 2003 with respect to the consolidated financial statements of the Company for the year ended December 31, 2002 filed with the Securities and Exchange Commission on Form 20-F on April 7, 2003.

/s/ Ernst & Young Registered Accountants and Auditors Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
April 9, 2003